August 3, 2018

John Reynolds

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:CW Petroleum Corp

Offering Statement on Form 1-A, Amendment No. 1

File No.: 024-10846

Dear Mr. Reynolds:

Enclosed is Amendment One to the above Offering Statement. The changes in this Amendment have been made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated July 3, 2018.

Use of Proceeds

1.We have made the requested changes.

The Offering, page 12

Engagement Agreement with Intelligent Crowd, LLC, page 13

2.We have decided to do this Offering on a Best Efforts basis ourselves without using Intelligent Crowd, LLC. This is set forth in the draft 1A as are the subscription methods. If any change takes place relating to this decision, we will immediately file an Amendment with the SEC.

Intelligent Crowd Fees, page 13

3.As indicated in Item 2 above, we are no longer using Intelligent Crowd, LLC. We do disclose in the draft 1A that we are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they (a) perform substantial duties at the end of the offering for the issuer; (b) are not broker dealers; and (c) do not participate in selling securities more than once every 12 months, except for any of the following activities: (i) preparing written communication, but no oral solicitation; or (ii) responding to inquiries provided that the content is contained in the applicable registration statement; or (iii) performing clerical work in effecting any transaction. Neither the Company, its officers or directors, nor any affiliates conduct any activities that fall outside of Rule 3a4-1 and are, therefore, not brokers nor are they dealers.

Investment Limitations, page 13

4.The requested data has been included, in bold type, as the third paragraph on the cover page.

Market for our Securities, page 17

5.The reference to warrants has been removed from the DILUTION section.

23501 Cinco Ranch Blvd

Ste H120 - #325

Katy TX 77494

Management’s Discussion and Analysis or Plan of Operation, page 18

6.We added to paragraphs under OPERATIONS to provide the information requested.

Directors, Executive Officers, Promoters and Control Persons, page 23

7.The requested information was added below the EXECUTIVE COMPENSATION TABLE rather than as an exhibit.

Exhibits

8.The requested exhibits are filed with the Amendment. The reference to Exhibit 4.2 has been deleted. We do not know what Testing of the Waters items that you referred to in your comment letter.

Sincerely,

/s/ Christopher Williams

Christopher Williams

President

cc: Morgan E. Petitti, Esq.

23501 Cinco Ranch Blvd

Ste H120 - #325

Katy TX 77494